UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



## FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  **October 26, 2006**

## CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

**Delaware**
(State or other jurisdiction of incorporation)

| **1-768** | **37-0602744** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

| **100 NE Adams Street, Peoria, Illinois** | **61629** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(309) 675-1000**

Former name or former address, if changed since last report:  **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.1.  Other Events.

The following media advisory was issued by Caterpillar Inc. on October 26, 2006.  The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available.  In addition, the Registrant does not assume any obligation to update such information in the future.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

FOR IMMEDIATE RELEASE
October 26, 2006

*Media Advisory*

**Caterpillar contact:**
Rusty Dunn
Corporate Public Affairs
309-675-4803
dunn_rusty_l@cat.com


### *Caterpillar Inc. to Offer Audio Webcast of November 3 Financial Analyst Meeting*

Caterpillar Inc. (NYSE: CAT) will offer a listen-only audio webcast of its analyst meeting with financial analysts and institutional shareholders, beginning at 8:00 a.m. Eastern Standard Time on Friday, November 3, 2006.  Caterpillar Chairman and Chief Executive Officer Jim Owens and other members of the Caterpillar executive team will give presentations on the company's machine and engine businesses, and an update on the execution of the corporate strategy and business goals.

Following the webcast, a PDF version of the day's presentations and handout materials will be available at *www.cat.com/Investor*.  A replay following the event will also be available from the web site.

Webcast access:
The company will offer a simultaneous real-time, listen-only webcast of the event.  The approximately three-and-a-half-hour webcast begins at 8:00 a.m. Eastern Standard Time on Friday, November 3.  The call can be accessed through *www.cat.com/Investor*.  Listeners should go to the web site at least 15 minutes before the live event to download and install any necessary audio software.

For those unable to participate in the live broadcast, the replay will be available through *www.cat.com/Investor* shortly after the live event.  There is no charge to access the webcast.


### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

### CATERPILLAR INC.


October 26, 2006                    By:    */s/ James B. Buda*
                                                   James B. Buda
                                                   Vice President